SUB-ITEM 77C


Results of annual meeting of shareholders

The Annual Meeting of Shareholders of Western Asset Global Corporate Defined Opportunity Fund Inc. was held on February 27, 2015 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:



No. Shares

Robert D. Agdern
Affirmative			12,683,578
Withhold			 1,188,328

Leslie H. Gelb
Affirmative			12,670,436
Withhold			 1,201,470

William R. Hutchinson
Affirmative			12,674,159
Withhold			 1,197,747

Kenneth D. Fuller
Affirmative			12,688,776
Withhold			 1,183,130


At April 30, 2015, in addition to Robert D. Agdern, Leslie H. Gelb, William R. Hutchinson and Kenneth D. Fuller, the other Directors of the Fund were as follows:

Carol L. Colman
Daniel P. Cronin
Paolo M. Cucchi
Eileen A. Kamerick
Riordan Roett